ORRICK

05010784

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

August 18, 2005

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 24 2005
WASH. D.C. 190

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: ~~EJH~~ FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of August 8, 2005 enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosures

PROCESSED
AUG 30 2005
THOMSON
FINANCIAL

dlw 8/30

Ad-hoc Release

FJH Q2 result 2005: revenues with Euro 14.5m slightly above expectations

- Revenues in Q2 Euro 14.5 million, EBIT after restructuring Euro -1.7 million, quarterly result Euro -1.4 million
- Staffing costs and other operating expense reduced by Euro 5 million compared to 2004

The Prime Standard-listed consulting and software company FJH AG (ISIN DE0005130108) today presented the figures for the second quarter of 2005. At Euro 14.5 million (Q2 2004: Euro 17.4 million), revenues were slightly above expectations. Operating results after restructuring (EBIT) were Euro -1.7 million (Q2 2004: Euro -7.3 million). As expected, the quarterly result was negative at Euro -1.4 million (Q2 2004: Euro -4.5 million). For the first six months revenues were Euro 28.0 million (2004: Euro 34.5 million), EBIT after restructuring Euro
-0.3 million (2004: Euro -12.0 million) and the result was Euro 1.7 million Euro (2004: Euro -7.7 million).
In the second quarter further effects of the restructuring programme showed. The number of employees was reduced further. As per 30 June 2005 595 people were employed by FJH, on the same date in the previous year the head count was at 990. By these means staffing costs as well as other operating expense were cut down by Euro 5 million compared to 2004.
The result was also affected by some one-off factors. From the sale of a client project additional revenues amounting to Euro 1.5 million were generated. The restructuring result of Euro 0.1 million includes accruals of Euro -3.0 million, also a loan of Euro 3.1 million was waived.
The process of reorganising the company, which is being financed by a bundle of capital measures, is on track and should be completed by the end of the year. Overall, the Executive Board expects revenues for the third quarter of about Euro 13 million and a negative EBIT

FJH AG
Martina Fassbender
Leonhard-Moll-Bogen 10
81373 Munich
Germany
Tel.: +49-(0)89-769-01-517
Fax: +49-(0)89-769-01-606
Email: martina.fassbender@fjh.com
Internet: www.fjh.com

Munich, August 18, 2005